O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  EGONZALEZ@OLSHANLAW.COM
DIRECT DIAL:  212.451.2206

May 8, 2013

VIA EDGAR AND ELECTRONIC MAIL

Nicholas P. Panos
Senior Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	STEC, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 21, 2013 by Balch Hill Partners, L.P. et al.
File No. 000-31623

Dear Mr. Panos:

We acknowledge receipt of the letter of comment dated March 28, 2013 (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Balch Hill Partners, L.P. and the other participants named therein (“Balch Hill”) and provide the following supplemental response on its behalf.  To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below, and our responses appear immediately below each comment.

Background to the Solicitation, page 4

1.	We note the statement in the first bullet point on page 4 that the company’s performance has declined “mainly as a result of increasing competition.” We further note the following assertions:

•	In the last bullet point on page 5 that Manouch Moshayedi lost the trust of STEC’s key OEM customers and shareholders;
•	In the second bullet point on page 6 that STEC misallocated corporate funds; and
•	In the first paragraph on page 7 that your nominees will enhance shareholder value.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

Support for opinions or beliefs should be self-evident, disclosed in your materials, or provided to the staff on a supplemental basis with a view toward disclosure.  Please provide supplemental information or further disclosure in the document to support these statements.

Response:

The Company’s performance has declined “mainly as a result of increasing competition.”

The Company has repeatedly stated in its filings with the Commission that it operates in an intensely competitive industry.   For example, in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 Annual Report”), and the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended September 30, 2012 and June 30, 2012, the Company stated that increased competition in the enterprise market was one of the primary reasons for the decline in its sales.  See Exhibit A attached hereto which is being provided to the Staff on a supplemental basis.

We have revised the proxy statement to state that the Company’s performance has declined significantly in the face of increasing competition.

Manouch Moshayedi has lost the trust of STEC’s key OEM customers and shareholders.

On July 19, 2012, the Commission filed a civil action against Manouch Moshayedi for insider trading.  This action followed a formal investigation commenced in 2009 by the Commission, involving trading in the Company’s securities by Manouch Moshayedi and Mark Moshayedi.  Since the Commission commenced its investigation in 2009, a number of shareholder lawsuits have been brought against the Company alleging a breach of fiduciary duties for insider selling and issuing materially false and misleading statements, among other things.  The Company’s stock price has also declined by approximately 70% since the Company first announced that the Commission had commenced a formal investigation into the trading activities of Manouch and Mark Moshayedi until Balch Hill filed its initial Schedule 13D with the Commission.  Balch Hill believes these shareholder lawsuits and the dramatic decline in the Company’s stock price, demonstrate a loss of trust by STEC’s shareholders.  Balch Hill further believes that the significant decline in revenue from sales to STEC’s key OEM customers, despite significant growth in the SAS SSD market, the primary market for STEC’s products, demonstrates a loss of trust by STEC’s key OEM customers.  See Exhibit B attached hereto which is being provided to the Staff on a supplemental basis.

Notwithstanding the foregoing, we have revised the proxy statement to refer to a loss of market share under the leadership of Manouch and Mark Moshayedi and will revise all future filings accordingly.

STEC misallocated corporate funds

Balch Hill believes that the Company has poorly allocated its capital.  As described on page 8 of the proxy statement, the Company spent approximately $55 million to repurchase 1,546,700 shares of common stock at an average price per share of $9.72 and 4,063,911 shares of common stock at an average price per share of $9.86, from August 9, 2011 until March 30, 2012.  Less than eight months later, the Company’s stock price closed at a low of $4.07 on the trading day immediately preceding the filing of Balch Hill’s initial Schedule 13D on November 16, 2012.  In addition, the Company has also spent over $66 million in research and development spending for the year ended December 31, 2012, but has not seen commensurate increases in revenue or income.  Moreover, the Company has spent a significant amount of money on legal defense costs stemming from the Commission’s formal investigation commenced in 2009 involving trading in the Company’s securities by Manouch and Mark Moshayedi and the subsequently filed shareholder lawsuits related thereto.

We have revised the proxy statement to disclose the foregoing.

Nominees will enhance shareholder value

Balch Hill has specifically selected seven highly-qualified nominees who have an extensive range of relevant operating expertise and quality industry experience necessary to address the challenges currently facing the Company.  Balch Hill’s nominees are well equipped to evaluate the issues facing the Company and execute the strategic steps necessary to improve shareholder value.  However, Balch Hill cannot guarantee that its nominees, if elected, will enhance shareholder value.  Accordingly, the proxy statement has been revised to provide that Balch Hill’s goals are aspirational.

2.
The last sentence of the third bullet point, and page 13, includes disclosure that Balch Hill agreed to pay all pre-approved expenses incurred in connection with this solicitation.  This disclosure is in conflict with disclosure regarding the expenses associated with the solicitation, which indicates that Balch Hill will pay all expenses regardless of whether they have been pre-approved.  Please note that Item 4(b)(5) of Schedule 14A applies to all expenses, not only those that have been pre-approved.  Please revise accordingly.

Response:  The proxy statement has been revised to state that Balch Hill has the right to pre-approve all expenses incurred in connection with the Solicitation, but will pay all expenses incurred.

3.	Please disclose what you mean by the statement in the last sentence of the first bullet point on page 5 that STEC search for a CEO with “world class experience.”

Response: Balch Hill would like to see a CEO who is well qualified and truly independent, with global experience and significant industry contacts to help the Company regain some of its market share loss.  The proxy statement has been revised accordingly.

Reasons for the Solicitation

We are concerned with the Company’s poor operating performance…, page 8

4.	Refer to the sentence immediately above the graph on page 8. Please quantify the growth of the SAS SSD market that is represented by the graph.

Response:  The red portion of the graph demonstrates that the enterprise SAS SSD market almost doubled from 2011 to 2012.  The proxy statement has been revised accordingly.

5.	Please disclose how you calculated the numbers in the cash burn and break-even amounts in the last paragraph of this section.

Response:  The Company disclosed in its earnings release filed as an exhibit to its Current Report on Form 8-K filed with the Commission on March 14, 2013, that the Company’s current expectation for the first quarter of 2013 was “…Non-GAAP diluted loss per share to range from $0.40 to $0.42.”  See Exhibit C attached hereto which is being provided to the Staff on a supplemental basis.  If you multiple the average of the range, or $0.41, by the number of shares outstanding as last disclosed by the Company in its Annual Report on Form 10-K for the year ended December 31, 2012, or 46,810,099 shares, you get a cash burn of $19,192,140.59.

On the Company’s earnings call held on March 14, 2013, the Company’s Chief Financial Officer stated that the Company has about a $70 million break even model.   See Exhibit D attached hereto which is being provided to the Staff on a supplemental basis.  However, in its earnings release filed as an exhibit to its Current Report on Form 8-K filed with the Commission on March 14, 2013, the Company’s current expectation for revenue for the first quarter of 2013 was $21 to $23 million.  See Exhibit C attached hereto which is being provided to the Staff on a supplemental basis.  Accordingly, the Company would need to grow its revenues by an additional $47 million (from the projected high of $23 million) to break even or, over 200%.

The proxy statement has been revised to disclose these calculations.

Proposal No. 1

Election of Directors, page 11

6.	Please revise the opening paragraph to state the duration of the term over which the director nominees will be expected to serve if elected.

Response:  The proxy statement has been revised to state the duration of the term over which the director nominees will be expected to serve if elected.

7.
Please clarify Mr. Leventhal’s business experience for the past five years by identifying his employer(s) prior to September 2010.  If he was employed by both Solaris and Sun Microsystems, please provide a brief explanation of this employment arrangement.

Response:  Mr. Leventhal was employed by Sun Microsystems, Inc. from August 2001 until August 2010.  The Solaris kernel group was a division of Sun Microsystems, Inc.   In January 2010, Sun Microsystems, Inc. was acquired by the Oracle Corporation but Mr. Leventhal remained employed in the same position until August 2010.  The proxy statement has been revised accordingly.

8.
We note the phrase “may be deemed” in the first paragraph on page 14, the last paragraph on page 20, and the first paragraph on page 21.  Please revise to remove any uncertainty regarding who holds voting or investment power over the shares.

Response:  The proxy statement has been revised to remove any uncertainty regarding who holds voting or investment power over the shares.

9.
In the first paragraph on pages 14 and 21, a disclaimer of beneficial ownership of shares held by your Nominees exists.  Instruction 2 to Item 403 of Regulation S-K states that beneficial ownership disclosure pursuant to Item 403 is determined in accordance with Exchange Act Rule 13d-3.  Rule 13d-3 states that beneficial ownership is based on voting and/or investment power, not pecuniary interest.  Thus, because shareholders have the power to direct the voting or disposition of the shares, they are beneficial owners even if they do not receive the economic benefit of the securities.  Please revise.

Response:  The proxy statement has been revised in response to this comment.

10.
Please revise the disclosure to modify or delete the statement that group membership alone results in shared beneficial ownership among group members.  Only the group itself, and not its membership, is deemed to have acquired the beneficial ownership of the group members under Rule 13d-5(b).  Please make corresponding revisions to the section that provides more information about the participants in the solicitation.

Response:  The proxy statement has been revised in response to this comment.

Voting and Proxy Procedures, page 18

11.
Please reconcile the second paragraph in this section with your Form of Proxy, where the disclosure indicates that if no direction is indicated, the proxy will be voted “For” the nominees and the advisory vote on executive compensation and “Abstain” on the ratification of PricewaterhouseCoopers.

Response:  The Form of Proxy has been revised in response to this comment.

Solicitation of Proxies, page 20

12.
Please reconcile the last sentence in this section with last sentence on page 13, where you disclose that you will not submit the question of reimbursement to a shareholder vote if the reimbursement is approved by the Board.

Response: The disclosure has been revised to state that if reimbursement is approved by the Board of Directors of the Company, Balch Hill does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

Form of Proxy

13.
Please revise the language describing the proposal on executive compensation to indicate that shareholders are approving the compensation paid to named executive officers.  For guidance, refer to Question 169.07 of the Exchange Act Rules Compliance and Disclosure Interpretations.

Response:  The language describing the proposal on executive compensation has been revised to indicate that shareholders are approving compensation paid to the Company’s named executive officers.

*  *  *

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned at (212) 451-2206 or Steve Wolosky at (212) 451-2333 with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments

Sincerely, /s/ Elizabeth Gonzalez-Sussman Elizabeth Gonzalez-Sussman

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the Preliminary Proxy Statement filed by the undersigned on March 21, 2013, each of the undersigned acknowledges the following:

•	The undersigned is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	The Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page on next page]

May 8, 2013
BALCH HILL PARTNERS, L.P.

By:	Balch Hill Capital, LLC General Partner

By:	/s/ Simon J. Michael
	Name:	Simon J. Michael
	Title:	Manager

BALCH HILL CAPITAL, LLC

By:	/s/ Simon J. Michael
	Name:	Simon J. Michael
	Title:	Manager

/s/ Simon J. Michael
SIMON J. MICHAEL Individually and as attorney-in-fact for Martin Colombatto, Adam Leventhal, Clark Masters, Mark Schwartz, Dilip Singh, and Bernard Xavier

POTOMAC CAPITAL PARTNERS L.P.

By:	Potomac Capital Management, L.L.C.
General Partner

By:	/s/ Paul J. Solit
Name:	Paul J. Solit
Title:	Managing Member

POTOMAC CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Paul J. Solit
Name:	Paul J. Solit
Title:	Managing Member

POTOMAC CAPITAL PARTNERS II, L.P.

By:	Potomac Capital Management II, L.L.C.
General Partner

By:	/s/ Paul J. Solit
Name:	Paul J. Solit
Title:	Co-Managing Member

POTOMAC CAPITAL MANAGEMENT II, L.L.C.

By:	/s/ Paul J. Solit
Name:	Paul J. Solit
Title:	Co-Managing Member

POTOMAC CAPITAL PARTNERS III, L.P.

By:	Potomac Capital Management III, L.L.C.
General Partner

By:	/s/ Paul J. Solit
Name:	Paul J. Solit
Title:	Co-Managing Member

POTOMAC CAPITAL MANAGEMENT III, L.L.C.

By:	/s/ Paul J. Solit
Name:	Paul J. Solit
Title:	Co-Managing Member

/s/ Paul J. Solit
PAUL J. SOLIT

/s/ Eric Singer
ERIC SINGER